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                           January 5, 2021

       Jeffrey Chugg
       Vice President, Legal
       TaskUs, Inc.
       1650 Independence Drive, Suite 100
       New Braunfels, TX 78132

                                                        Re: TaskUs, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001829864

       Dear Mr. Chugg:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated December 3, 2020.

       Form S-1/A DRS filed December 21, 2019

       Prospectus Summary
       Our Clients, page 13

   1. We note your response to prior comment 2 regarding the prominent disclosure of your customers, Zoom, Uber,
Oscar, Coinbase, and Netflix. Please provide appropriate context by disclosing that none
of these clients represented more than 10% of the company's
                                                        revenue in 2019 or
2018.
 Jeffrey Chugg
FirstName   LastNameJeffrey Chugg
TaskUs, Inc.
Comapany
January     NameTaskUs, Inc.
         5, 2021
January
Page  2 5, 2021 Page 2
FirstName LastName
2. We note your response to prior comment 3 regarding your relationship and agreements with Facebook, which generated 35% of your fiscal year 2019 revenues. Please advise whether you intend to file the agreements with Facebook pursuant to
Item 601(b)(10) of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based Compensation, page 101

3. Please expand your MD&A discussion to include more detail of your analysis similar to what you provided us in your response to comment 6.
4. We note in your response to comment 6 that you believe the fair value of a common share increased from $44 per share to $120.06 per share due to "expectations for a near term exit." Please revise MD&A to provide additional detail that supports the value for this scenario, including any information you may have regarding the acquisition value of the company as a whole at each grant date. Please also disclose the detailed assumptions, such as the discount for lack of marketability and the weightings used in each of the probability weighted scenarios along with explanation for the use of such assumptions.
         Revise to provide sufficient detail for the reader to understand the reason for the increase in per share value from $44 to $120.06 during 2020.
Executive and Director Compensation, page 140

5. We note your response to prior comment 8. Please note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to
Item 402(c) of
         Regulation S-K. Further, executive compensation disclosure required under Item 402 of
         Regulation S-K is not financial information that may be omitted pursuant to Instruction
         II.C of Form S-1. Please revise.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Edgar J. Lewandowski, Esq.